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[INTERNET CAPITAL GROUP GRAPHIC APPEARS HERE]                Exhibit (a)(5)(iii)



FOR IMMEDIATE RELEASE

Media inquires:                               Investor inquiries:
Michelle Strykowski                           Richard White
Internet Capital Group                        Internet Capital Group
415.343.3753                                  610.230.4300
mstrykowski@internetcapital.com               ir@internetcapital.com
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        INTERNET CAPITAL GROUP ANNOUNCES AMENDMENT TO TENDER OFFER FOR A
                         PORTION OF ITS DEBT SECURITIES
   - Tender Offer Price Increased to $295 per $1,000 principal amount up to a maximum aggregate principal amount of $300 million.

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WAYNE, Pa, October 30, 2001 -- Internet Capital Group, Inc. (Nasdaq: ICGE) today announced that it has amended and extended its tender offer (the "Offer") for a portion of its convertible subordinated debt securities, which was commenced on October 1, 2001.

Internet Capital Group has amended its tender offer to provide that it will offer to purchase for cash, at a price of $295 per $1,000 principal amount, Internet Capital Group's 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") up to a maximum aggregate principal amount of $300 million (the "Offer Amount"), or approximately 53% of the outstanding principal amount of the Notes.

Internet Capital Group also announced today that it has received the binding commitment of Fir Tree Value Fund, L.P. and related funds to tender an aggregate principal amount of approximately $110 million of Notes in the Offer.

The funds required for Internet Capital Group to consummate the tender offer will come from its available cash.

Internet Capital Group has extended the expiration date of the tender offer until, Midnight, New York City time, on November 13, 2001, unless the Offer is extended. Tendered Notes may be withdrawn at any time prior to the expiration date.

As of the close of business on October 29, 2001, $20,880,000 principal amount of Notes had been validly tendered.

In the event that the amount of Notes tendered on or prior to the expiration date for the Offer exceeds the Offer Amount then, subject to the terms and conditions of the Offer, Internet Capital Group will accept for payment such Notes that are tendered on a pro rata basis from among the tendered Notes.

The terms and conditions of the Offer are set forth in Internet Capital Group's Offer to Purchase, which is dated October 1, 2001, as it may be amended. Subject to applicable law, Internet Capital Group may, in

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its sole discretion, waive any condition applicable to the Offer at any time prior to the expiration date or extend or otherwise amend the Offer.

The Offer is not conditioned on a minimum principal amount of Notes being tendered. The consummation of the tender offer for the Notes is subject to certain conditions, which are described in the Offer to Purchase.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any Notes. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal.

Credit Suisse First Boston Corporation ("CSFB") is acting as dealer manager and D.F. King & Co., Inc. is the information agent in connection with the Offer. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent at (800) 290-6433 or (212) 269-5550. Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the offer, may be obtained by contacting CSFB at (800) 820-1653 (toll free) or (212) 538-8474 (call collect).

In addition, the Company has posted on its web site, www.internetcapital.com, answers to certain questions regarding the Offer.

About Internet Capital Group
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Internet Capital Group (www.internetcapital.com) is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 50 business-to-business e-commerce partner companies. Internet Capital Group is headquartered in Wayne, Pa.

Forward Looking Statements
--------------------------

The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

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